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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of October, 1999


                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F __
                                   --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No  X

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                           BID.COM INTERNATIONAL INC.

     On October 13, 1999, Bid.Com International Inc. (the "Company") announced that it expects revenue for its third quarter, which ended September 30, 1999, to be between Cdn$8.25 million and Cdn$8.5 million. The third quarter revenues are in excess of 30% above second quarter 1999 levels but below the Company's earlier stated third quarter target of Cdn$12 million. The Company also announced that it expects full year 1999 revenues to be in excess of Cdn$30 million, instead of Cdn$50 million as previously estimated. The President and CEO of the Company, Jeff Lymburner explained that during 1999, the Company has concentrated on building its technology licensing and business-to-business revenues to supplement its consumer-based business at www.bid.com. It has taken
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the Company more time than originally anticipated to develop and complete certain business-to-business alliances and licensing opportunities. The Company believes that the technology licensing and business-to-business model will be more beneficial to the Company's long term profitability.

     The Company currently expects to report results for its third quarter on November 4, 1999.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues and profitability. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Exhibit 1.  Bid.Com Announces Revenue Expectations for Third Quarter

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BID.COM INTERNATIONAL INC.


Date: October 13 1999      By: /s/Mark Wallace
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                           Name: Mark Wallace
                           Title: Executive Vice President and General Counsel


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